CUSIP No. 53680840	13D	Page 1 of 18 Pages

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13D Under the Securities Exchange Act of 1934 (Amendment No. _____________)
Lithium Technology Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
53680840
(CUSIP Number)

Cicco Holding AG
c/o Advokatur und Notariat,
Dr. iur. Toni Russi
Bahnhofstrasse 40,
7002 Chur, Switzerland
(41) (81) 258-3737

COPY TO:
Spencer Klein, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY  10104
(212) 468-8000

April 1, 2011.
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53680840	13D	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSONS: Cicco Holding AG

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☒
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Switzerland

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER: (1)(2)
BENEFICIALLY
OWNED BY		2,092,878,960

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,092,878,960

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,092,878,960

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	65.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

(1)   All calculations of shared voting power, shared dispositive power, aggregate amounts beneficially owned and percentage ownership set forth in this Schedule 13D assume the immediate drawing in full of the Note Facility (as defined herein) through the exercise of the Note Funding Right (as defined herein) and conversion in full of the principal and accrued interest of the all Notes (as defined herein) at the maturity thereof.

(2)   Because of the voting and right of first refusal provisions in the Shareholders’ Agreement (as defined herein), calculations of shared voting power, shared dispositive power, aggregate amounts beneficially owned and percentage ownership include the shares of common stock beneficially owned by the Arch Hill Parties (as defined herein).

CUSIP No. 53680840	13D	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSONS: Power Duke Investments Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☒
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Hong Kong

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		83,333,333

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		83,333,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	83,333,333

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No. 53680840	13D	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSONS: Kamal Siddiqi

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☒
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United Kingdom

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER: (1)(2)
BENEFICIALLY
OWNED BY		2,176,212,293

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,176,212,293

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,176,212,293

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	67.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 53680840	13D	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSONS: Lim Ho Kee

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☒
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER: (1)(2)
BENEFICIALLY
OWNED BY		2,176,212,293

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,176,212,293

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,176,212,293

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	67.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1.	Security and Issuer.

The class of equity security to which this statement relates is the common stock, par value $.01 per share (the “Common Stock”), of Lithium Technology Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 10379B Democracy Lane, Fairfax, Virginia 22030.

Item 2.	Identity and Background.

This statement is being filed pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) under Section 13 of the Act by Cicco Holding AG (the “Buyer”), a corporation organized under the laws of Switzerland,  Power Duke Investments Limited (“Power Duke”), a limited company organized under the laws of Hong Kong, Kamal Siddiqi, the sole shareholder of the Buyer and Lim Ho Kee, the sole shareholder of Power Duke (together with the Buyer, Power Duke and Mr. Siddiqi, the “Reporting Persons”).

The address of the principal business and principal office of the Buyer is c/o Advokatur und Notariat Dr. iur. Toni Russi, Banhofstrasse 40, 7002 Chur, Switzerland.  The address of the principal business and principal office of Mr. Siddiqi is Mytchett Place, Mytchett, GU16 6DQ, United Kingdom.  The address of the principal business and principal office of Power Duke and Mr. Lim is Unit 1604, 16th Floor, 9 Queen’s Road Central, Hong Kong.

Power Duke and the Buyer are holding companies.  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The citizenship of each Reporting Person is set forth in Row 6 of the cover page for such person hereto and is hereby incorporated by reference.  Schedule A attached hereto sets forth the name and title of each executive officer and director of each of the Reporting Persons who are not natural persons, the Reporting Person with whom he or she is affiliated, his or her residence or business address, present principal occupation or employment, and country of citizenship, and the name, principal business, and address of any corporation or other organization in which his or her present principal occupation or employment is conducted.

Item 3.	Source and Amount of Funds or Other Consideration.

As more fully described in Items 4 and 5, certain Reporting Persons purchased certain securities from the Issuer for aggregate consideration described in Item 5(c).  The Reporting Persons funded the consideration using their internally available working capital.

Item 4.	Purpose of Transaction.

The Reporting Persons entered into the transactions described herein for investment purposes.  Pursuant to such transactions, the Issuer obtained funds that will be used for capital expenditures, repayment of certain accounts receivable, payment of certain tax obligations, working capital and to establish a joint venture (the “Joint Venture”) between GAIA Holdings B.V. (“GAIA”), a private limited company incorporated under the laws of the Netherlands and wholly owned subsidiary of the Issuer, and the Buyer for the purpose disclosed in Item 4(B).

Page 6 of 18 Pages

A.           October 2010 Stock Purchase Agreement.

On October 22, 2010, the Issuer entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Power Duke.  Pursuant to the Stock Purchase Agreement, the Issuer issued 83,333,333 shares of Common Stock (the “October Shares”) to Power Duke.  In consideration for these shares, Power Duke paid the Issuer the amount set forth in Item 5(c) below.

B.           Joint Venture Agreement and License Agreements.

On March 30, 2011, GAIA and the Buyer (each, a “Joint Venture Party”) entered into a Joint Venture and Shareholders’ Agreement (the “Joint Venture Agreement”) whereby the parties thereto will jointly establish, capitalize and support the Joint Venture.

The purpose of the Joint Venture is to develop, manufacture, market, sell and distribute packs (the “Battery Packs”) of battery cells (the “Battery Cells”) made using technology developed by and licensed from the Issuer and energy supply and storage systems made using such Battery Cells and other technology developed by and licensed from the Issuer, the Guarantor Subsidiaries (described below) and Frazer-Nash.

The ownership of the Joint Venture is subject to certain prohibitions on share transfers, a right of first refusal, tag-along and drag-along rights as well as a call option (described below).

The Joint Venture Agreement provides that each Joint Venture Party will have a call option (the “Call Option”) to buy all of the shares in the Joint Venture (the “Joint Venture Shares”) held by the other Joint Venture Party and its affiliates if (a) the other Joint Venture Party breaches the Joint Venture Agreement and fails to cure during the thirty-day period after it receives written notice of such breach, (b) a bankruptcy or insolvency event occurs with respect to the other Joint Venture Party or certain of its affiliates or (c) the other Joint Venture Party or any of its affiliates breaches any of the (i) Securities Purchase Agreement (described below), (ii) Notes (described below), (iii) Investor Rights Agreement (described below) (collectively, the “Financing Documents”) or (iv) Licensing Agreement (described below) to which it is a party.  Such Joint Venture Party may exercise the Call Option at a price equal to 90.0% of the net equity value of the Joint Venture Shares based on the last audited financials of the Joint Venture.

Each Joint Venture Party will also have a Call Option that may be exercised at a price equal to the fair market value of the Joint Venture Shares if either (i) the other Joint Venture Party terminates the Joint Venture Agreement on the tenth anniversary of the signing of the Joint Venture Agreement or (ii) a change of control occurs with respect to the other Joint Venture Party or certain of its affiliates.

The Joint Venture Agreement further provides that the Joint Venture shall not declare any dividends to the shareholders in the first full business year after incorporation, and as from the second full business year after incorporation, fifty percent (50%) of the accumulated profits of the Joint Venture shall be paid out to each of the shareholders and the remaining fifty percent (50%) shall be retained and used as working capital

Pursuant to the terms of the Joint Venture Agreement, the Joint Venture will enter into agreements with (a) Frazer-Nash Research Limited (“Frazer-Nash”), a limited company organized under the laws of the United Kingdom and an affiliate of the Reporting Persons, and (b) the Issuer and the Guarantor Subsidiaries (described below) (together with Frazer-Nash, the “Licensors”) respectively, to license the rights to use certain technology (each such agreement, a “License Agreement”) in a defined market.  The Licensors will be required to provide research and development support as reasonably requested by the Joint Venture at no cost to the Joint Venture.

Page 7 of 18 Pages

Each Licensor also agreed to provide the Joint Venture with a continuous supply of certain key components so that the Joint Venture can enjoy the licenses, subject to mutually agreed commercial terms, required in connection with the proposed operations of the Joint Venture until such time as the Joint Venture is able to supply itself with such components.

The Joint Venture may sublicense its rights under the License Agreement to certain related third parties of the Joint Venture and to third parties who have been approved by the Licensors and have entered into a sub-licensing agreement similar to the License Agreement in form and substance.

The term of the License Agreement shall be for ten (10) years from the date of execution with additional five (5) year renewal terms upon six (6) months prior notice to the Licensor by the Joint Venture of its desire to extend the term.  Both the Joint Venture and any Licensors who are party to a License Agreement will have the right to terminate such License Agreement for cause if the other party(ies) materially breaches such Agreement and fails to cure or diligently pursue cure of such breach within thirty (30) days.  Upon termination of the License Agreement for cause by the Joint Venture, the right of the Licensor(s) to receive royalty payments thereunder will terminate but all rights of Joint Venture (including all licenses) thereunder will continue in full force and effect.

 C.           Securities Purchase Agreement.

Contemporaneously with the signing of the Joint Venture Agreement, the Issuer and the Buyer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) for the issuance by the Issuer to the Buyer of 125,000,000 shares of Common Stock (together with the Holdback Shares (defined below), the “Closing Shares”) in exchange for the consideration set forth in Item 5(c) below.

The Securities Purchase Agreement also provides for a facility (the “Note Facility”) by which the Buyer is obligated to lend funds to the Issuer through a series of advances up to an aggregate amount of $4,629,198 (the “Commitment Amount”).  The Buyer’s obligation to make each advance under the Note Facility is subject to the satisfaction or waiver by the Buyer of the following conditions: (a) absence of any defaults by the Issuer or the Guarantor Subsidiaries (described below) under the terms of any of the transaction documents, (b) absence of a material adverse effect since the date on which the Securities Purchase Agreement was executed and (c) compliance with the Post-Closing Delivery Covenant (described below).  The Issuer’s obligation to repay each advance is evinced by, and subject to the terms of, a convertible promissory note (each, a “Note”), as more fully described below.

Under the terms of the Securities Purchase Agreement, the Issuer also agreed to issue 596,500,000 shares of Common Stock (the “Holdback Shares”) that it will hold in Escrow.  From time to time, the Issuer will release to the Buyer a number of the Holdback Shares in proportion to the extent to which the Note Facility has been drawn upon.  To ensure the Buyer has the opportunity to enjoy the full benefit of Notes and the Holdback Shares, the Buyer shall have the right (such right, the “Note Funding Right”), at any time and from time to time, to make advances to the Issuer from the Note Facility, and require the Issuer borrow funds, in an amount up to the then-undrawn Commitment Amount.

  The Issuer further agreed to issue to the Buyer warrants (each, a “Warrant”) to purchase Common Stock if certain performance targets (each, a “Performance Target”) are achieved, as more fully described below.  To ensure that the Buyer can exercise any Warrant or convert the principal and accrued interest of any Note it is issued, the Issuer agreed to reserve from its authorized capital stock a number of shares of Common Stock issuable upon such exercise or conversion.  Moreover, if, at any time, the Issuer does not have enough duly authorized shares to fulfill this obligation, the Securities Purchase Agreement requires the Issuer to use its best efforts to increase the number of authorized shares.

Page 8 of 18 Pages

The Issuer agreed to use the proceeds from the sale of securities under the Securities Purchase Agreement to fund working capital, repayment of certain accounts receivable, payment of certain tax obligations, capital expenditures and required investments in the Joint Venture.

The Issuer also agreed to cause the occurrence of certain events following the Closing (described below) (the “Post-Closing Delivery Covenant”).  Specifically, the Issuer agreed within thirty (30) days to: (a) cause each of GAIA Akkumulatorenwerke GmbH, DILO Trading AG (collectively, the “Guarantor Subsidiaries”) and certain affiliated creditors of each of the Guarantor Subsidiaries to execute guarantees (each, a “Subsidiary Guaranty”) in the applicable form; (b) provide evidence to the Buyer that such affiliated creditors have converted all claims against the applicable Guarantor Subsidiary into equity; (c) deliver to the Buyer an opinion of counsel to the Issuer, each of the Guarantor Subsidiaries and each of such affiliated creditors; (d) cause the execution and delivery of the License Agreements and a certain Escrow Agreement concerning the shares of the Joint Venture and (e) agree upon, execute and deliver indemnification agreements with the directors of the Issuer.  In addition, the Issuer agreed to cause the adoption of an amendment to the Amended and Restated Certificate of Incorporation of the Issuer to increase the number of authorized shares of Common Stock to a number sufficient to allow the conversion in full of all Notes and exercise in full of all Warrants contemplated by the Securities Purchase Agreement as soon as is practicable after the closing (the “Closing”) thereof.  The Issuer also agreed to cause any entity that (i) becomes a direct or indirect subsidiary of the Issuer and (ii) has material business operations or assets to execute and deliver to the Buyer a guaranty substantially in the form of the applicable Subsidiary Guaranty.

The Buyer agreed to provide an opinion of counsel to Frazer-Nash and the Buyer within thirty (30) days of the Closing.

Concurrently with signing, the Frazer-Nash and/or certain of its affiliates placed an order (the “Purchase Order”) for the purchase of Battery Packs from LTC containing at least 14,400 Battery Cells.

D.           Notes.

Each Note will have a principal amount equal to the amount of the Advance that it evinces and accrues interest at 9.0 percent per annum, compounded annually; provided that following a payment event of default the interest rate shall increase to 18.0 percent per annum.  Interest under the Note is not payable in cash.  The Note will mature, and become due and payable, on June 30, 2013 (the “Maturity Date”) or any earlier event of default.

Events of default under the Note include:  (a) failure by the Issuer to make any payment of principal on the Maturity Date; (b) default in the performance or observance of any material covenant contained in the Note that remains uncured for ten (10) business days after the Issuer receives notice thereof; (c) the acceleration of any other indebtedness of the Issuer or any of the Guarantor Subsidiaries (except for any acceleration caused by the Buyer or any of its affiliates); (d) the occurrence of certain bankruptcy events with respect to the Issuer or one of the Guarantor Subsidiaries and (e) breach of the Post-Closing Delivery Covenant.

The Buyer may elect at any time prior to the Maturity Date to convert all or part of the Note’s principal and accrued interest into a number of shares of Common Stock equal to (i) the amount of principal and interest converted divided by (ii) $0.03.

The Note also contains a number of negative covenants, including certain restrictions on the ability of Issuer and the Guarantor Subsidiaries to incur or satisfy indebtedness, pay dividends, make other distributions or reacquire any of their capital stock.

Page 9 of 18 Pages

At the Closing, the Issuer issued to the Buyer the Closing Note, as described in Item 5(c) below.

E.           Subsidiary Guarantees.

Upon entering into a Subsidiary Guaranty, each Guarantor Subsidiary will guarantee the performance of the Issuer’s obligations under the Note (the “Guaranteed Obligations”).  Under the terms of the Subsidiary Guarantees, each Guarantor Subsidiary will be prohibited from incurring any new indebtedness other than indebtedness that, by its terms, is expressly subordinated to the Guaranteed Obligations.

The Subsidiary Guarantees limit the payment obligation of each Guarantor Subsidiary thereunder to the amount of its distributable reserves.  If certain bankruptcy events occur with respect to a Guarantor Subsidiary that does not meet any of its payment obligations under the Guaranty because of this limitation, all unfulfilled payment obligations will constitute unsecured liabilities of the Guarantor’s estate senior to the claims of the Issuer and each of the affiliated creditors but subject to the prior satisfaction of claims (including tax claims required by applicable law) against the Guarantor Subsidiary held by creditors who are not affiliated creditors.

F.           Warrants.

The Securities Purchase Agreement obligates the Issuer to issue to the Buyer various Warrants to purchase an aggregate of 4,915,000,000 shares of Common Stock at exercise prices ranging from $0.024 to $0.06 if various Performance Targets related to the sale or execution of contracts for the delivery of Battery Cells or Battery Packs to vehicle manufacturers or to Frazer-Nash and its affiliates are met by specified dates ranging from July 1, 2011 to July 1, 2015.   Schedules IIA and IIB of the Securities Purchase Agreement, which set forth each Performance Target, the specified date by which each Performance Target must be met, the number of shares purchasable under the Warrant that will be awarded upon achievement of each Performance Target and the exercise price for such Warrants, are hereby incorporated by reference to Exhibit 3 hereto.

The Securities Purchase Agreement further provides that if the applicable Performance Target is not achieved by the specified date, but is at least 90.0 percent performed by such date, then the Buyer will receive a Warrant to purchase a number of shares of Common Stock pro-rated to reflect the portion of the applicable Performance Target achieved.

All Warrants (other than the Closing Warrant (as defined below)) will (i) vest upon issuance and may be exercised after the Note Facility has been fully drawn and all Notes then outstanding have been fully converted, (ii) have a term of one (1) year from the date of issuance during which it may be exercised and (iii) contain customary anti-dilution provisions.

At the Closing, the Issuer issued a separate warrant to the Buyer (the “Closing Warrant”) that allows the Buyer to purchase shares of Common Stock at the price of $0.01 per share through a cashless exercise.  Designed to provide the Buyer with anti-dilution protection against the exercise or conversion of the options, warrants, notes, debentures and other securities convertible into or exercisable for shares of Common Stock outstanding at the Closing (the “Specified Securities”), the Closing Warrant entitles the Buyer to purchase a number of shares, if any, that will cause the Buyer to own 35.0 percent of the shares of Common Stock outstanding as of the Closing after the exercise or conversion of such Specified Securities, assuming the full funding and conversion of the Notes and giving effect to the exercise of the Closing Warrant on a mandatory cashless exercise basis.  Accordingly, the Closing Warrant was not exercisable for any shares following the Closing.  The Closing Warrant vests upon issuance and may be exercised at any time on or after the date of issuance until the last of Specified Securities cease to be outstanding and exercisable or convertible.

Page 10 of 18 Pages

G.           Investor Rights Agreement.

In connection with the Securities Purchase Agreement, Issuer and the Buyer also entered into an Investor Rights Agreement (the “Investor Rights Agreement”), which grants the Buyer certain registration rights, board designation and governance rights, consent rights over major decisions by the Issuer and the Guarantor Subsidiaries and a right of first refusal over certain issuances by the Issuer.

The Investor Rights Agreement obligates the Issuer to file a registration statement within forty-five (45) days after receipt of a written request from the Buyer delivered after June 1, 2011 covering the Buyer’s resale of the Common Stock acquired pursuant to the transactions contemplated by the Stock Purchase Agreement and the Securities Purchase Agreement and use its commercially reasonable efforts to cause such registration statement to become effective not later than ninety (90) days after the earlier of the required filing date and the date the registration statement is actually filed.  If the Issuer does not comply with certain requirements relating to filing of the registration statement or maintaining its effectiveness, the Issuer must pay to the holders of such securities 1.50 percent of the aggregate purchase price paid for such securities for each thirty (30)-day period or part thereof during which such default continues.  Such amounts overdue shall bear interest at a rate equal to the highest rate then accruing with respect to any of the outstanding indebtedness of the Issuer.  The Issuer’s obligation to cause the registration statement to be filed and to maintain the effectiveness thereof shall expire at such time as the entirety of the Common Stock can be publicly resold without restriction in the absence of registration.  The Buyer shall bear the expenses of such registration.  The registration rights in the Investor Rights Agreement supersede and replace the registration rights contained in Section 7.4 of the Stock Purchase Agreement and the Buyer waived any breach by the Issuer of its obligations thereunder.

The Investor Rights Agreement grants the Buyer the right to designate a number of individuals (the “Designees”) as described below for appointment to the board of directors of the Issuer (the “Board”) and requires the Issuer to cause the appointment of such Designees to the Board.  If the Buyer and its affiliates own at least 208,333,333 shares of Common Stock, the Buyer may name one (1) Designee.  If the percentage interest (inclusive of any shares issuable upon the exercise of the Closing Warrant and the conversion of any outstanding Notes, but disregarding any shares of Common Stock held by the Issuer or any of its subsidiaries, including the Holdback Shares) of the Buyer and its affiliates in the Common Stock is greater than 20.0 percent, Buyer may name two (2) Designees.  To ensure the election of the Designees at subsequent meetings of the stockholders of the Issuer, the Issuer must also (i) nominate the Designees for election to the Board, (ii) name such Designees as a nominee for management in any form of proxy sent to shareholders of the Issuer, (iii) recommend that shareholders of the Issuer vote for such Designees and (iv) vote for such Designees all proxies in favor of the Issuer or any of its officers or directors.

The Investor Rights Agreement further provides that the Issuer must cause the appointment of directors who are Designees (the “Buyer Directors”) to the audit committee of the Board (the “Audit Committee”).  If there are two Buyer Directors, the Issuer must cause the resignations of a number of directors who are not Buyer Directors so that the Buyer Directors constitute a majority of the Audit Committee.

As long as the Buyer and its affiliates own at least 208,333,333 shares of Common Stock, the Issuer may not increase the number of seats on the Board to more than five (5) without the prior written consent of the Buyer.  Further, from the time the Note Facility has been fully drawn until the later to occur of the time at which (a) the percentage interest (inclusive of any shares issuable upon the exercise of the Closing Warrant and the conversion of any outstanding Notes, but disregarding any shares of Common Stock held by the Issuer or any of its subsidiaries, including the Holdback Shares) but disregarding any shares of Common Stock owned by the Issuer or any of its subsidiaries, including the Holdback Shares) of the Buyer and its affiliates in the Common Stock is less than 35.0 percent or (b) the Buyer has sold any shares of Common Stock, the Issuer may not do, and may not permit its subsidiaries to do, any of a series of actions (the “Major Decisions”) without the prior written consent of the Buyer.  Section 4.5 of the Investor Rights Agreement, which sets forth each Major Decision, is hereby incorporated by reference to Exhibit A to the Securities Purchase Agreement.

Page 11 of 18 Pages

In addition, as long as the Buyer and its affiliates own at least 208,333,333 shares of Common Stock, the Investor Rights Agreement grants the Buyer a right of first refusal to purchase all Common Stock and Common Stock equivalents that the Issuer proposes to issue to third parties (other than pursuant to certain excluded issuances) on the same terms and conditions as the proposed issuance to such third party.

The Buyer designated William Chia as a Designee, who was appointed to the Board as a director at the Closing.  The Board also appointed Mr. Chia as a member of the Audit Committee.

H.           Shareholders’ Agreement.

In connection with the execution of the Securities Purchase Agreement, the Buyer entered into a Shareholders’ Agreement (the “Shareholders Agreement”) with Arch Hill Capital NV (“Arch Hill”), a corporation organized under the laws of the Netherlands, and Stichting Gemeenschappelijk Bezit LTC (“Stichting”) (collectively, the “Arch Hill Parties”), a foundation organized under the laws of the Netherlands.  The Arch Hills Parties hold Common Stock in the amount set forth in Item 5(a).

Under the Shareholders Agreement, the Arch Hill Parties agree to cause the Issuer to comply with its obligations under the Investor Rights Agreement, including to take all actions necessary to authorize the additional Common Stock issuable upon conversion of the Notes and the exercise of the Warrants.  In addition, to the extent they do not vote their shares in compliance with their obligations under the Shareholders Agreement, the Arch Hill Parties also granted an irrevocable proxy to the Buyer to act on their behalf in connection with the matters contemplated thereby.

The Buyer and the Arch Hill Parties also granted each other a right of first refusal to purchase all Common Stock and Common Stock equivalents that the other proposes to transfer to third parties on the same terms and conditions as the proposed transfer to such third party.

I.           Futures Plans and Proposals.

Except as described elsewhere herein, the Reporting Persons and, to their knowledge, their officers and directors have no present plans or proposals which relate or would result in:  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended, or (j) any actions similar to any of those enumerated above.  Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Page 12 of 18 Pages

The foregoing response to this Item 4 is qualified in its entirety by reference to the Stock Purchase Agreement, the Joint Venture Agreement and the Securities Purchase Agreement, together with the schedules, annexes and exhibits to each of the foregoing, which are Exhibits hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

The percentages of beneficial ownership set forth below are based on 3,215,945,392 shares of Common Stock outstanding immediately subsequent to the Closing (assuming immediate drawn-down of the Note Facility through exercise of the Note Funding Right and giving effect to the conversion or exercise of all convertible or exercisable securities held by the Reporting Persons and the Arch Hill Parties).

(a)
The information set forth in Rows 7-11 and 13 of the cover page for each Reporting Person is hereby incorporated by reference.  As of the date hereof, the Reporting Persons and, to their knowledge, their officers and directors beneficially own an aggregate of 2,176,212,293 shares of Common Stock, or approximately 67.7% of the Common Stock outstanding on a fully diluted basis.  This includes (i) 83,333,333 October Shares, (ii) 125,000,000 Closing Shares, (iii) 596,500,000 Holdback Shares, (iv) 15,004,807 shares issuable upon conversion of the principal and accrued interest of the Closing Note (as defined below) at the Maturity Date, (v)  187,324,301 shares issuable upon conversion of the principal and accrued interest of a Note with a face value equal to the Commitment Amount at the Maturity Date (assuming immediate drawn-down of the Note Facility through exercise of the Note Funding Right) and (vi) 1,169,049,852 Arch Hill Shares (as defined below).  By virtue of their status as a “group” for purposes of Rule 13d-5, the Reporting Persons may be deemed to have shared voting and dispositive power over the shares owned by each such other person.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

The Arch Hill Parties beneficially own 1,169,049,852 shares of Common Stock (the “Arch Hill Shares”), or approximately 36.4% of the Common Stock outstanding on a fully diluted basis.  Arch Hill is the record owner of 343,432,926 shares of Common Stock and can acquire 70,279,623 shares of common stock issuable upon conversion of convertible notes.  Stichting is the record owner of 440,871,898 shares of Common Stock and can acquire 314,465,405 shares issuable upon conversion of convertible notes.  Arch Hill controls Stichting and has the power to vote and dispose of all shares held by Stichting.

The Reporting Persons, to their knowledge, their officers and directors, and the Arch Hill Parties beneficially own in the aggregate 2,176,212,293 shares of Common Stock, or approximately 67.7% of the Common Stock outstanding on a fully diluted basis.  By virtue of their potential status as a “group” for purposes of Rule 13d-5, the Reporting Persons may be deemed to have shared voting and dispositive power over the shares owned by each such other person.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Page 13 of 18 Pages

(b)
The information set forth in Rows 7-11 and 13 of the cover page for each Reporting Person is hereby incorporated by reference.  Arch Hill has sole voting and dispositive power with respect to 413,712,549 shares of Common Stock and shared voting and dispositive power with respect to 755,337,303 shares of Common Stock.  Stichting has shared voting and dispositive power with respect to 755,337,303 shares of Common Stock.  By virtue of their potential status as a “group” for purposes of Rule 13d-5, the Reporting Persons may be deemed to have shared voting and dispositive power over the shares owned by each such other person.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)
Upon the closing of the Securities Purchase Agreement on April 1, 2011, the Issuer issued the Closing Shares (excluding the Holdback Shares) to the Buyer.  The Buyer also issued a note (the “Closing Note”) to the Issuer with a face value in the amount of $370,802, which represents the amount of excess funding that has been provided to the Issuer by the Buyer and its affiliates prior to closing in connection with the Purchase Order at a purchase price above the cost price of cells ordered thereunder (the “Cumulative Investment”).  The Buyer also paid the Issuer cash consideration in the amount of $3 million.  The Closing Shares (other than the Holdback Shares) were issued for a purchase price of $0.024 per share.  The Closing Note was issued in the amount of, and in consideration of, the Cumulative Investment.  The Holdback Shares and the Closing Warrant were issued in consideration of the value to the Issuer of the time and services expended by the Buyer in the negotiation, execution and performance of the Purchase Order.

In addition, on October 22, 2010, Power Duke paid the Issuer $2 million dollars in consideration for the October Shares.

Except as described elsewhere herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons or, to their knowledge, their officers and directors in the last sixty (60) days.

(d)
Except as described elsewhere herein, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported by this statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described elsewhere herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or any of their officers and directors and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Page 14 of 18 Pages

Item 7.	Material to be filed as Exhibits.

Exhibit 1 – Stock Purchase Agreement, dated October 25, 2010, between the Issuer and Power Duke (incorporated herein by reference to Exhibit 10.26 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 24, 2010).

Exhibit 2 – Joint Venture Agreement, dated March 30, 2011, between the GAIA and Buyer (incorporated herein by reference to Exhibit 10.32 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 7, 2011).

Exhibit 3 – Securities Purchase Agreement, dated March 30, 2011, between the Issuer and the Buyer (incorporated herein by reference to Exhibit 10.30 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 7, 2011).

Exhibit 4 – Joint Filer Agreement and Power of Attorney, dated April 11, by and among Kamal Siddiqi, Lim Ho Kee, Power Duke and the Buyer.

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 11, 2011

/s/ William Chia
William Chia, as Attorney-in-Fact for Power
Duke Investments Limited, Cicco Holding AG,
Kamal Siddiqi and Lim Ho Kee.

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Schedule A
CERTAIN INFORMATION ABOUT THE EXECUTIVE OFFICERS
AND DIRECTORS OF THE REPORTING PERSONS

The following table sets forth certain information with respect to each executive officer and director of the Reporting Persons, as of April 11, 2011.

Name and Title	Reporting Person	Residence or Business Address	Principal Occupation	Country of Citizenship	Organization and Place where Occupation or Employment is Conducted

Dr. Toni Russi, Director	Cicco Holding AG	Bahnhofstrasse 40, 7002 Chur, Switzerland	Attorney	Switzerland	Dr. Russi & Partner, Bahnhofstrasse 40, 7002 Chur, Switzerland

Mr. Lim Ho Kee, Director	Power Duke Investments Limited	Unit 1604, 16th Floor, 9 Queen’s Road Central, Hong Kong.	Director	Singapore	Power Duke Investments Limited, Unit 1604, 16th Floor, 9 Queen’s Road Central, Hong Kong.

Page 17 of 18 Pages

EXHIBIT 4

Joint Filer Agreement and Power of Attorney

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”), the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any amendments thereto) with respect to the common stock, par value $0.01 per share, of Lithium Technology Corporation, a Delaware corporation.  The undersigned further consent and agree to the inclusion of this agreement as an Exhibit to such Schedule 13D.  This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Each of the undersigned hereby irrevocably constitutes and appoints William Chia (the “Attorney-in-Fact”) as agent and attorney-in-fact, with full power of substitution, with respect to the power and authority on behalf of each of the undersigned to execute and file or cause to be executed and filed any documents required to be filed by Section 13 of the 1934 Act or to execute any documents as required in connection with such required documents as a result of or in connection with each of the undersigned’s purchase of the securities to which the statement on Schedule 13D relates.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of April 11, 2011.

/s/ Kamal Siddiqi
Kamal Siddiqi

/s/ Lim Ho Kee
Lim Ho Kee

POWER DUKE INVESTMENTS LIMITED

By:	/s/ Lim Ho Kee
Name:	Lim Ho Kee
Title:	Director

CICCO HOLDING AG

By:	/s/ Dr. Toni Russi
Name:	Dr. Toni Russi
Title:	Director